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August 3, 2018

Board of Trustees The Marsico Investment Fund Marsico Flexible Capital Fund 1200 17th Street, Suite 1600 Denver, Colorado 80202
Board of Trustees The Marsico Investment Fund Marsico Global Fund 1200 17th Street, Suite 1600 Denver, Colorado 80202

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to the Marsico Flexible Capital Fund (the “Acquired Fund”), a separate series of The Marsico Investment Fund, a Delaware statutory trust (the “Trust”), to the holders of shares of beneficial interest (the “Acquired Fund Shares”) of the Acquired Fund (the “Acquired Fund Shareholders”), and to the Marsico Global Fund (the “Surviving Fund”), a separate series of the Trust, in connection with the proposed transfer of substantially all of the assets of the Acquired Fund to the Surviving Fund in exchange solely for shares of beneficial interest of the Surviving Fund (the “Surviving Fund Shares”) and the assumption of all liabilities of the Acquired Fund by the Surviving Fund, followed by the distribution of such Surviving Fund Shares received by the Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of May 9, 2018, executed by the Trust on behalf of each of the Acquired Fund and the Surviving Fund.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of Surviving Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan referred to above.

Based upon the foregoing, it is our opinion that for federal income tax purposes:

1.	The acquisition by Surviving Fund of substantially all of the assets of Acquired Fund in exchange solely for Surviving Fund Shares and the assumption of all liabilities of Acquired Fund by Surviving Fund followed by the distribution of Surviving Fund Shares to the Acquired Fund Shareholders in exchange for their Acquired Fund Shares in complete liquidation and termination of Acquired Fund will constitute a tax-free reorganization under Section 368(a) of the Code.

2.	Acquired Fund will not recognize gain or loss upon the transfer of substantially all of its assets to Surviving Fund in exchange solely for Surviving Fund Shares and the assumption of all liabilities of Acquired Fund, except that Acquired Fund may be required to recognize gain or loss with respect to any contracts described in Section 1256(b) of the Code, if held at all, or any stock in a passive foreign investment company, as defined in Section 1297(a) of the Code, if held at all.

3.	Acquired Fund will not recognize gain or loss upon the distribution to its shareholders of the Surviving Fund Shares received by Acquired Fund in the Reorganization.

4.	Surviving Fund will recognize no gain or loss upon receiving the assets of Acquired Fund in exchange solely for Surviving Fund Shares and the assumption of all liabilities of Acquired Fund.

5.	The adjusted basis to Surviving Fund of the assets of Acquired Fund received by Surviving Fund in the Reorganization will be the same as the adjusted basis of those assets in the hands of Acquired Fund immediately before the exchange.

6.	Surviving Fund’s holding periods with respect to the assets of Acquired Fund that Surviving Fund acquires in the Reorganization will include the respective periods for which those assets were held by Acquired Fund (except where investment activities of Surviving Fund have the effect of reducing or eliminating a holding period with respect to an asset).

7.	The Acquired Fund Shareholders will recognize no gain or loss upon receiving Surviving Fund Shares solely in exchange for Acquired Fund Shares.

8.	The aggregate basis of the Surviving Fund Shares received by an Acquired Fund Shareholder in the Reorganization will be the same as the aggregate basis of Acquired Fund Shares surrendered by the Acquired Fund Shareholder in exchange therefor.

9.	An Acquired Fund Shareholder’s holding period for the Surviving Fund Shares received by the Acquired Fund Shareholder in the Reorganization will include the holding period during which the Acquired Fund Shareholder held Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shareholder held such shares as a capital asset on the date of Reorganization.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

Very truly yours,

/s/ Dechert LLP